Exhibit 99.1
Satyam Computer Services Limited
Regd Office: Mahindra Satyam Infocity, Unit — 12, Plot No. 35 & 36, Hi-tech City layout,
Survey No. 64, Madhapur, Hyderabad — 500 081.
Consolidated Financial Results for the years ended March 31, 2009 and March 31, 2010

			(Rs. In Million)
		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31, 2008
Sl.		2010	2009	“As Published”
No	Particulars	Audited	Audited	(Refer Note 15)
1.	(a) Income from Operations	54,810	88,126	84,735
	(b) Other Operating Income
	Total	54,810	88,126	84,735
2.	Expenditure
	Employee Cost	39,811	60,737	52,595
	Cost of Software and Hardware Sold (“As Published”)	—	—	23
	Operating and Administration Expenses	10,430	24,372	13,768
	Depreciation	2,144	3,263	1,636
	Others	—	—	—
	Total	52,385	88,372	68,022
3	Profit / (Loss) from Operations before Other Income, Interest & Exceptional Items (1-2)	2,425	(246)	16,713
4.	Other Income	1,056	631	2,672
5.	Profit / (Loss) before Interest & Exceptional Items (3+4)	3,481	385	19,385
6.	Interest and financing charges	329	621	202
7.	Profit/ (Loss) after Interest but before Exceptional Items (5-6)	3,152	(236)	19,183
8.	Exceptional Items — (Refer Note 14)	4,169	79,920	—
9.	Profit / (Loss) from Ordinary Activities before Tax (7-8)	(1,017)	(80,156)	19,183
10.	Tax Expense	222	1,590	2,304
11.	Net Profit / (Loss) from Ordinary Activities after Tax (9-10)	(1,239)	(81,746)	16,879
12.	Extraordinary Item	—	—	—
13.	Net Profit / (Loss) for the Year (11-12)	(1,239)	(81,746)	16,879
14.	Minority Interest	7	22	—
15.	Net Profit / (Loss) after Minority Interest for the Year (13-14)	(1,246)	(81,768)	16,879
16.	Paid-up Equity Share Capital (Face Value of Rs. 2/- per Share)	2,352	1,348	1,341
17.	Reserve excluding Revaluation Reserves	16,456	(10,148)	71,033
18.	Earnings Per Share (EPS) (Face Value of Rs. 2/- per Share) (After Exceptional Items)
	- Basic (in Rs.)	(1.14)	(121.49)	25.24
	- Diluted (in Rs.)	(1.14)	(121.49)	24.71
19.	Public Shareholding*
	- Number of Shares	543,361,290	586,050,722	481,399,447
	- Percentage of Shareholding	46.19	86.96	71.80
20	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered	—	—
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)
	- Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non — encumbered
	- Number of Shares	501,843,740	—
	- Percentage of Shares (as a % of the total shareholding of the Promoter and Promoter group)	100
	- Percentage of Shares (as a % of the total Share Capital of the Company)	42.67

*	Total public shareholding excludes underlying shares of ADS.

Standalone Financial Results for the years ended March 31, 2009 and March 31, 2010

			(Rs. In Million)
		Year ended	Year ended	Year ended
		March 31,	March	March 31, 2008
Sl.		2010	31, 2009	“As Published”
No	Particulars No	Audited	Audited	(Refer Note 15)
1.	Income from Operations	51,005	84,062	81,373
2.	Profit / (Loss) before tax *	(550)	(77,821)	19,418
3.	Profit / (Loss) after tax	(712)	(79,352)	17,157

*	The profit / (loss) for the years ended March 31, 2009 and March 31, 2010 are after adjusting for Exceptional Items aggregating Rs. 78,553 Million and Rs. 4,169 Million, respectively.
Consolidated Statement of Assets and Liabilities as at March 31, 2009 and March 31, 2010

		(Rs. In Million)
		As at March 31,
	2010	2009	2008
Particulars	Audited	Audited	“As Published”
			(Refer Note 15)
Shareholders’ Funds
(a) Capital	2,352	1,348	1,341
(b) Share Application Money Pending Allotment	1	—	18
(c) Reserves and Surplus (includes Consolidation Adjustment Account (Net)) (Refer Note 20)	43,947	16,097	71,033
Minority Interest	201	195
Loan Funds	422	8,142	2,167
Deferred Tax Liability	39	48	—
SUB-TOTAL	46,962	25,830	74,559
Amounts Pending Investigation Suspense Account (Net) (Refer Note 11.1)	12,304	12,304
TOTAL	59,266	38,134	74,559
Fixed assets	9,865	12,388	12,794
Investments	6,268	—
Deferred Tax Asset	65	65	872
Current assets, loans and advances
(a) Inventories	—	10	1
(b) Sundry Debtors	9,230	15,516	23,703
(c) Cash and Bank balances	21,768	5,009	45,024
(d) Other current assets	4,956	2,913	2,725
(e) Loans and Advances	3,845	4,663	3,919
Less: Current Liabilities and Provisions
(a) Liabilities	8,818	13,892	8,977
(b) Provisions	15,404	14,783	5,502
Miscellaneous Expenditure (not written off or adjusted)	—	—
Profit and Loss Account	27,491	26,245
SUB-TOTAL	59,266	38,134	74,559
Unexplained Differences Suspense Account (Net) (Refer Note 13.2)	—	—
TOTAL	59,266	38,134	74,559
Notes

1.	The consolidated financial statements of Satyam Computer Services Limited (the Company) and its subsidiaries and joint ventures for the years ended March 31, 2009 and March 31, 2010 have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements and

AS 27 on Financial Reporting of Interests in Joint Ventures. All material intra-group balances, intra-group transactions and resulting unrealised profits have been eliminated.

2.	The audited consolidated and standalone financial results of the Company for the years ended March 31, 2009 and March 31, 2010 have been approved by the Board of Directors in its meeting held on September 29, 2010.

3.	The Honourable Company Law Board (Honourable CLB) vide its order dated June 30, 2010 approved the Company’s application for extension of time for submission and publication of the financial statements for the years ended March 31, 2009 and March 31, 2010 up to September 30, 2010 and also exempted the Company from publication of financial results for the quarters ended December 31, 2008 to March 31, 2010.

4.	The Board of Directors approved the proposal to delist the Company’s American Depository Shares (ADS) from the New York Stock Exchange (NYSE). The Company anticipates that the delisting of its ADS will be effective on or about October 14, 2010 and the ADS will be able to be traded in the US domestic Over-The-Counter (OTC).

5.	Chronological events since December 2008
a.	During the last week of December 2008, Mrs. Mangalam Srinivasan, Mr Vinod Dham, Mr Krishna G Palepu and Mr M. Rammohan Rao resigned from the Board;

b.	On January 7, 2009, in a communication (‘the letter’) addressed to the then existing Board of Directors (‘erstwhile Board of Directors’) of the Company and copied to the stock exchanges and the Chairman of SEBI, the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s balance sheet as at September 30, 2008 carried an inflated cash and bank balances, non-existent accrued interest, an understated liability and an overstated debtors position;

c.	On January 9, 2009, the Honourable CLB suspended the then existing Board of Directors and authorised the Government of India to constitute a fresh Board of not more than 10 persons of eminence. The Ministry of Corporate Affairs, Government of India, appointed six eminent personalities — Mr Kiran Karnik, Mr Deepak Parekh, Mr C. Achuthan, Mr Tarun Das, Mr TN Manoharan and Mr S. B. Mainak as Board of Directors;

d.	Pursuant to the Honourable CLB order dated February 19, 2009, the Company increased its authorised capital from Rs. 1,600 Million to Rs. 2,800 Million at the Board meeting held on February 21, 2009;

e.	On April 13, 2009, the Board, under the supervision of Former Chief Justice of India Shri S.P. Bharucha, evaluated the technical and financial bids of each of the qualified bidders and ranked them. The Board declared Venturbay Consultants Private Limited (‘Venturbay’) as the highest bidder to acquire a controlling interest in the Company, subject to the approval of the Honourable CLB;

f.	The Honourable CLB vide its order dated April 16, 2009 approved the selection of Venturbay, a wholly owned subsidiary of Tech Mahindra Limited, as the successful bidder to acquire a controlling stake in the Company;

g.	On May 5, 2009, Venturbay was allotted 302,764,327 equity shares of Rs 2 each of the Company at a premium of Rs 56 per share, (being 31% of the paid up capital) for a consideration of Rs. 17,560 Million. Further, Venturbay exercised their right and subscribed for 198,658,498 equity shares (being shortfall in the open offer of 199,079,413 equity shares) of Rs. 2 each at a premium of Rs. 56 per share for a consideration of Rs. 11,522 Million which were allotted on July 10, 2009. Consequently, Venturbay currently holds 501,843,740 equity shares (including 420,915 equity shares acquired through the public offer) representing 42.67% of the issued and paid up share capital of the Company;

h.	Pursuant to the Honourable CLB orders dated April 16, 2009, four Venturbay nominees viz., Mr Vineet Nayyar, Mr Ulhas N Yargop, Mr CP Gurnani and Mr Sanjay Kalra were taken on Board as Additional Directors;

i.	On July 6, 2009, the Honourable CLB approved the appointment of Statutory Auditors of the Company for the year ended March 31, 2010 subject to the ratification by the general body of the Company, as and when Annual General Meeting (AGM) is held;

j.	The Government of India withdrew Mr Kiran Karnik, Mr Deepak Parekh, Mr Tarun Das and Mr S.B. Mainak as its Nominee Directors effective July 17, 2009;

k.	On October 15, 2009, the Honourable CLB approved the appointment of Statutory Auditors of the Company for the year ended March 31, 2009 subject to the ratification by the general body of the Company, as and when AGM is held;

l.	On December 9, 2009, the Board of Directors have co-opted Mr M Damodaran and Mr Gautam S Kaji as Additional Directors;

m.	On August 27, 2010 Mr Sanjay Kalra resigned from the Board.
6.	During the financial year (FY) 2008-09, the Company allotted 3,415,499 equity shares of Rs.2 each, consequent to exercise of stock options by the Associates.

7.	During FY 2009-10, the Company allotted 868,145 equity shares of Rs.2 each, consequent to exercise of stock options by the Associates.

8.	Information on investor complaints pursuant to clause 41 of the Listing Agreement aggregated for four quarters of FY 2008-09 is as under

	Pending as at
	April 1, 2008
	“As Published”	During the year		Pending as at
Nature	(Refer Note 15)	Received	Disposed off	March 31, 2009
Dividend related	—	58	58	—
Others	—	58	58	—
Total	—	116	116	—
9.	Information on investor complaints pursuant to clause 41 of the Listing Agreement aggregated for four quarters of FY 2009-10 is as under

	Pending as
	at	During the year		Pending as at
Nature	April 1, 2009	Received	Disposed off	March 31, 2010
Dividend related	—	36	36	—
Others	—	22	22	—
Total	—	58	58	—
Notes to the financial results for the years ended March 31, 2009 and March 31, 2010
10.	Financial irregularities

10.1	Forensic investigation

Consequent to the letter of the erstwhile Chairman [refer Note 5(b)], the Government nominated Board of Directors appointed an independent counsel (‘Counsel’) to conduct an investigation of the financial irregularities that would enable preparation of the financial statements of the Company. The Counsel appointed forensic accountants to assist in the investigation (referred to as ‘forensic investigation’) and preparation of the financial statements.

The sub-paragraphs below detail the findings, effects and other matters relating to the financial irregularities of the earlier Management headed by the erstwhile Chairman (‘erstwhile Management’).

10.2	Limitations

The scope of the forensic investigation required investigating the accounting records of the Company to identify the extent of financial irregularities. There could be other instances of possible diversion that remain undetected. The following were the significant limitations in the forensic investigation, as stated in the report of the forensic accountants who carried out the forensic investigation, which would impact identifying the full extent of the financial irregularities:

(i)	Certain documents and information were either unavailable or could not be located. There was evidence suggesting that information might have been deleted or destroyed during the period leading to the date of the letter. Further, several documents are in the possession of Government agencies and were not freely accessible for the purpose of the forensic investigation. Limited and controlled access was granted only at a developed stage of the forensic investigation.

(ii)	Lack of access to key former employees and the previous auditors of the Company including those arrested by the law enforcement agencies or the information stored on their computer hard drives/other records found to be in their possession. The computer records of the erstwhile Chairman, the Managing Director and the Chief Financial Officer of the Company were also unavailable.

(iii)	As both the erstwhile Chairman and Managing Director were authorised to open bank accounts and had sole signatory powers on most bank accounts of the Company, it is possible that there are undisclosed bank accounts in which funds could have been diverted. The forensic investigation identified five bank accounts whose existence could not be confirmed by the Management.

(iv)	Company employees could have been deployed on projects that were billed outside the accounting system of the Company. Collections could have been diverted from customers on these projects to bank accounts outside the knowledge of the Company.

(v)	Discharged cheques were not available in all instances and, hence, the forensic investigation was not able to verify that beneficiary information in the Company’s records accorded with that on the cheque instruments.

10.3	Nature of financial irregularities

The forensic investigation conducted by forensic accountants focused on the period from April 1, 2002 to September 30, 2008, being the last date up to which the Company published its financial results. In certain instances, the forensic accountants conducted investigation procedures outside this period. The forensic investigation revealed that the Company had a complex accounting and financial reporting framework, which coupled with multiple non-integrated financial systems enabled perpetration of financial irregularities. The irregularities were substantial in amount, perpetrated across multiple accounting periods and affecting many areas including inter alia revenue, foreign exchange gains, interest, and other expenses with respect to the financial results. It also affected debtors, cash and bank, other current assets and reserves and surplus with respect to the statement of assets and liabilities.

(i)	Specific financial irregularities as identified
The nature of specific financial irregularities can be classified into two categories
•	Fictitious entries entered in the accounting records of the Company: These primarily involved recognition of fictitious revenue and interest income, which ultimately resulted in creation of fictitious cash and bank balances and receivables.

•	Unrecorded transactions: A number of real transactions (movements into and out of the bank accounts) were omitted from the accounting records of the Company.

The overall impact of fictitious entries and unrecorded transactions arising out of the forensic investigation, to the extent determined, is set out as under:

		(Rs. In Million)
	Reference	Amount
Transactions impacting the financial results during the period from April 1, 2002 to September 30, 2008 *
Fictitious entries entered in the accounting records of the Company affecting
Revenue	a	53,528
Interest income	b	8,998
Exchange gain (net)	c	2,061
Salary costs	d	(2,071)
Others	e	(179)
Unrecorded transactions affecting
Interest on bank borrowings	f	175
Salary costs	d	5,004
Others	e	115
Total		67,631

Transactions impacting the statement of assets and liabilities only**
Fictitious entries entered in the accounting records of the Company
Advance tax payments	g	3,061
Unrecorded transactions affecting
Advance tax payments (net)	g	(498)
Bank borrowings	f	1,392
Total		3,955

Overall impact on the statement of assets and liabilities as at September 30, 2008 on account of the above items
Cash and bank	a to g	52,947
Debtors	a, c	5,010
Accrued interest	b	3,757
Withholding taxes	b	1,970
Advance tax payments	g, c	2,557
Bank borrowings	f	1,392
Other liabilities	a	(2)
Total		67,631

*	Positive amount reflects fictitious income / unrecorded payments while negative amount reflects fictitious outflow / unrecorded receipts

**	Positive amount reflects overstatement of assets/understatement of liability and vice versa on account of fictitious and unrecorded transactions

a)	Revenue: The fictitious revenue was recorded by creation of false invoices by circumventing the normal revenue recognition cycle. The transactions were recorded using the financial systems in a manner that allowed camouflaging the irregularity. After creating the fictitious revenue, fictitious cash collections were shown as collections from customers. In order to substantiate these fictitious collections, forged bank statements and fixed deposit receipts were also prepared. Fictitious revenue aggregating Rs. 53,528 Million was recorded over the period from April 1, 2002 to September 30, 2008, of which Rs. 48,702 Million was translated into fictitious cash and bank balances. The difference amounting to Rs. 4,826 Million comprises of Rs. 4,828 Million of debtors net of other liabilities of Rs. 2 Million. In addition, there was fictitious unrealised exchange gain of Rs. 182 Million on fictitious debtors which was recognised, resulting in total fictitious debtors of Rs. 5,010 Million.

b)	Interest income: Fictitious interest income was recognised in respect of fictitious fixed deposit balances. Total fictitious interest income aggregating to Rs. 8,998 Million was recognised over the period from April 1, 2002 to September 30, 2008. Of the above fictitious interest recognised, Rs. 3,271 Million was translated into fictitious cash and Rs. 1,970 Million was fictitiously recorded as withholding tax on such interest income. The difference amounting to Rs. 3,757 Million was reflected as accrued interest as at September 30, 2008. In addition an amount of Rs. 324 Million was accounted as interest accrued for the period from October 1, 2008 to December 31, 2008.

c)	Exchange gain (net): Fictitious exchange gain (net) amounting to Rs. 2,061 Million was recognised over the period from April 1, 2002 to September 30, 2008 primarily by restatement of fictitious cash and bank balances, fictitious inter-bank transfers and collections. The above fictitious exchange gain (net of exchange losses) resulted in increasing fictitious debtors by Rs. 182 Million, cash and bank balances by Rs. 1,885 Million and decrease in advance taxes by Rs. 6 Million.

d)	Salary costs: Net salary costs aggregating Rs. 2,933 Million were not recorded in the books of account resulting in fictitious cash and bank balances of Rs. 2,933 Million.

e)	Others: Others (net expense) aggregating to Rs. 64 Million was on account of fictitious interest in relation to fictitious and unrecorded tax payments/refund identified (refer note (g) below). The same resulted in understatement of cash and bank balances by Rs. 64 Million.

f)	Bank borrowings (including interest thereon): There were unrecorded bank loans taken during the period from April 1, 2002 to September 30, 2008 aggregating Rs. 7,201 Million. The Company had effected unrecorded repayments to the extent of Rs. 5,809 Million. The outstanding balance of Rs. 1,392 Million as at September 30, 2008 was repaid in December 2008. Unrecorded interest expenses in respect of such loans amounted to Rs. 175 Million, resulting in fictitious cash and bank balances.

g)	Tax payments: There were certain fictitious tax payments (Advance tax and US federal tax), which were recorded in the books of account aggregating Rs. 3,061 Million. Further, there were genuine tax payments/ refunds (net), unrecorded to the extent of Rs. 498 Million. The Management has evaluated the unrecorded tax payments in the overall context of tax related matters. Refer Note 11.5.
(ii)	Financial irregularities where complete information is not available

These transactions were either improperly recorded in the accounting records or remained unrecorded. In addition, since the forensic investigation focused on the period from April 1, 2002 onwards, there were fictitious balances (cash and bank and debtors) and unrecorded liabilities where details remain unavailable. The details of such items are given below:
a)	The forensic investigation identified fictitious cash and bank balances (Rs.9,964 Million), debtor balances (Rs. 557 Million) and unrecorded loans (Rs. 700 Million) originating in periods prior to April 1, 2002 aggregating Rs. 11,221 Million (net debit) which resulted in a net opening balance difference of Rs 11,221 Million as at April 1, 2002. In the absence of complete information, the amount aggregating Rs. 11,221 Million has been classified as “Unexplained Differences Suspense Account (Net)” in the statement of assets and liabilities. (Refer Note 10.4)
b)	The forensic investigation also identified certain transactions aggregating Rs. 166 Million (net debit) (comprising of Rs. 2,444 Million of gross debits and Rs. 2,278 Million of gross credits) during the period from April 1, 2002 to March 31, 2008 and Rs. 7 Million (net debit) (comprising of Rs. 12 Million of gross debits and Rs. 5 Million of gross credits) during the period from April 1, 2008 to December 31, 2008 which remain unidentified primarily due to lack of substantive documents. Accordingly, the amounts of Rs. 166 Million and Rs. 7 Million have been classified as “Unexplained Differences Suspense Account (Net)” in the statement of assets and liabilities. (Refer Note 10.4)

c)	The Company, on grounds of prudence, has provided for the opening balance differences (net) of Rs. 11,221 Million as at April 1, 2002 and other differences (net) of Rs 166 Million during the period from April 1, 2002 to March 31, 2008 as Prior Period Adjustments (Refer Note 14) and has also provided for the other differences (net) of Rs. 7 Million relating to the period from April 1, 2008 to December 31, 2008 as a current year charge under Provision for Unexplained Differences (Refer Note 10.4).

d)	The forensic investigation has so far been unable to identify the nature of certain alleged transactions aggregating Rs. 12,304 Million (net receipt) against which the Company has received legal notices from 37 companies claiming a repayment of this amount which was allegedly given as temporary advances. Refer Note 11.1 for details.
(iii)	Prior period errors

Certain additional adjustments in the nature of errors relating to the periods prior to April 1, 2008 were recorded in the financial results as Prior Period Adjustments by the Management to the extent identified. (Refer Note 10.4).

The key areas of prior period errors impacting the financial results are set out as under:

		(Rs. In Million)
S.No	Particulars	Amount
		[Debit/(Credit)]
(i)	Adjustment to revenue on account of unbilled / unearned revenue and credit notes relating to prior periods	(1,608)
(ii)	Timing of asset capitalisation and resultant impact on depreciation	678
(iii)	ASOP costs relating to previous year arising on account of retrospective application of Securities and Exchange Board of India (SEBI) guidelines to ASOP Plan A scheme	186
(iv)	Marketing expenses relating to prior periods	143
(v)	Others	(195)
	Total	(796)

10.4	Accounting for financial irregularities and prior period errors

The overall impact of the financial irregularities detailed in Note 10.3 above is summarised as under:

			(Rs. in Million)
		Relating to period
	Relating up to	subsequent to
Particulars	April 1, 2008	April 1, 2008	Total
Specific Financial Irregularities as identified
Revenue	41,760	11,768	53,528
Interest income [including Rs. 324 Million referred to in Note 10.3(i)(b)]	7,657	1,665	9,322
Exchange (loss)/gain	(684)	2,745	2,061
Interest on bank borrowings	174	1	175
Net salary costs	2,933	—	2,933
Others	(3)	(61)	(64)
Sub-total (A)	51,837	16,118	67,955	*
Financial Irregularities where complete information not available
Opening balance differences (net) as at April 1, 2002	11,221	—	11,221
Other differences (net) subsequent to April 1, 2002	166	7	173
Sub-total (B)	11,387	7	11,394	**
Total Financial Irregularities - (A+B)	63,224	16,125	79,349
Prior period errors (C)	(796)	—	(796	)***
Total (A+B+C)	62,428	16,125	78,553

*	Rs. 67,631 Million [Refer Note 10.3(i)] plus Rs. 324 Million [Refer Note 10.3(i)(b)].

**	Refer Note 10.3(ii).

***	Refer Note 10.3(iii).
10.5	Investigation by authorities in India

Pursuant to the events stated in Note 5(b), various regulators / investigating agencies such as the Central Bureau of Investigation (CBI), Serious Fraud Investigation Office (SFIO)/Registrar of Companies (ROC), SEBI, Directorate of Enforcement (ED) etc., have initiated their investigation on various matters pertaining to the Company which are ongoing.

The CBI has initiated legal proceedings before the Additional Chief Metropolitan Magistrate for Trial of Satyam Scam Cases, Hyderabad (ACMM) and has filed certain specific charge sheets against the erstwhile Chairman and others based on its findings so far.

The SFIO has submitted its reports relating to various findings and has also commenced prosecution against the Company for two alleged violations before the Economic Offenses Court, Hyderabad against the Company and others. The Company has filed a compounding application with respect to the alleged violations.
10.6	Investigation on round tripping

The investigating agencies in India and the Securities Exchange Commission (SEC) of the United States of America (USA), are currently investigating matters such as round tripping pertaining to periods prior to April 1, 2002. While no specific information was available with respect to outflow of funds, information received from investigative agencies revealed that out of 29 inward remittances from an entity registered in a tax haven aggregating USD 28.41 Million, it is possible that 20 of these inward remittances aggregating USD 17.04 Million may have been used to set off outstanding invoices.

10.7	Other matters
(i)	Suspension/ termination of erstwhile Management

Subsequent to the January 7, 2009 letter of the erstwhile Chairman, the Honourable CLB vide its order dated January 9, 2009 suspended the erstwhile Board of Directors including the erstwhile Chairman, Mr. B. Ramalinga Raju, and the former Managing Director, Mr. B.Rama Raju, with immediate effect. Further, the Company terminated the former Chief Finance Officer, Mr. Srinivas Vadlamani, with effect from January 8, 2009 and subsequent to the year ended March 31, 2009 also terminated the former Vice President, Mr. G. Ramakrishna, the former Global Head of Internal Audit, Mr. V.S.P. Gupta, the former Assistant Manager (Finance), Mr. C H Srisailam, and the former Senior Manager (Finance), Mr. D. Venkatapathi Raju.

The CBI filed charge sheets accusing the above former directors and employees of cheating, forgery of accounts, forgery for the purpose of cheating, using forged documents as genuine, falsification of accounts and criminal conspiracy punishable under the Indian Penal Code. The trial is ongoing before the ACMM.

The Company also suspected an ex-employee of the Company for diverting the Company’s resources through sub-contracting entities controlled by him. As the suspected diversion related to the period when the erstwhile Management was in the control of the Company the same was brought to the immediate notice of the CBI by the Company for appropriate action.

(ii)	Non-reliance on audit report issued by Price Waterhouse

The Company had appointed M/s Price Waterhouse, Chartered Accountants (‘PW’ or ‘the previous auditors’) as the statutory auditors of the Company with effect from May 26, 2000. The previous auditors conducted the audit of the Company from the quarter ended June 30, 2000 to the quarter ended September 30, 2008 (‘audit period’). After the letter of the erstwhile Chairman, the previous auditors vide their letter dated January 13, 2009 stated that their audit reports and opinions in relation to the financial statements for the audit period can no longer be relied upon.

The CBI has filed a charge sheet against Mr. S.Gopala Krishnan and Mr. Talluri Srinivas, partners of PW, for committing offense of cheating, forgery, using forged documents as genuine, criminal conspiracy and falsification of accounts, fabrication of documents, among other offences punishable under law. The trial is ongoing before the ACMM.

(iii)	Possible diversion of funds for ADS proceeds

The forensic investigation has indicated possible diversion aggregating USD 41 Million so far from the proceeds of the ADS which were listed on the NYSE in May 2001. The forensic investigation revealed that there were three areas of payments from the ADS proceeds where possibility of diversion cannot be excluded. These are set out below:

Description	USD in Million
Payments to banks	22
Payments to other entities	9
Cash outflows for which beneficiary details are unknown	10
Total	41
(iv)	The forensic investigation has not come across evidence suggesting that the financial irregularities as identified extended to the Company’s subsidiaries and its joint venture. Also refer Note 21.
10.8	Documents seized by CBI/other authorities

Pursuant to the investigations conducted by CBI/other authorities, most of the relevant documents in possession of the Company were seized by the CBI. On a petition filed by the Company, the ACMM, vide his order dated April 23, 2010 had granted partial access to the Company for taking photo copies of the relevant documents as may be required in the presence of the CBI officials. Further, there were also certain documents which were seized by other authorities such as the Income Tax Authorities, of which the Company could only obtain photo copies.

10.9	Management’s assessment of the identified financial irregularities

As per assessment of the Management, based on the forensic investigation carried out through an independent counsel/forensic accountants (Refer Note 10.1) and the information available at this stage, all identified/required adjustments/disclosures arising from the identified financial irregularities, have been made in the financial statements (Refer Note 10.4).

Since several of the financial irregularities are sub judice and the various investigations are ongoing, any further adjustments/disclosures, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

11.	Commitments and contingencies

11.1	Alleged advances

The erstwhile Chairman in his letter dated January 07, 2009, stated that the balance sheet as of September 30, 2008 carried an understated liability of Rs. 12,304 Million on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of Rs 12,304 Million allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable. The ED is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

On November 11, 2009, four out of the thirty seven companies have filed suits for recovery before City Civil Court, Secunderabad, against the Company with a prayer to file as indigent person seeking exemption from payment of required Court fee. The aggregate amount sought to be recovered by these four companies is Rs. 3,131 Million and interest @18% per annum. These cases are pending before the said Court. As of date, the remaining thirty three companies have filed similar petitions in the said Court and the petitions are pending.

The amount of alleged advances has been classified separately as ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings initiated by these thirty seven companies.

11.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid, the Company deposited an amount of USD 70 Million (equivalent to Rs. 3,274 Million) into an escrow account pursuant to a Settlement Agreement with Upaid to settle the litigation commenced by Upaid against the Company in the United States District Court for the Eastern District of Texas, Marshall County in USA wherein Upaid sought damages exceeding USD 1 Billion for fraud and forgery in addition to other punitive damages, fees and costs.

Subsequently, the Company obtained a favorable ruling against Upaid from the Supreme Court of the State of New York, USA declaring that that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid has filed an application before the Authority for Advance Rulings seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act), for taxability of the above mentioned payment. The order of the Authority for Advance Rulings has not been delivered till date.

Pending resolution of dispute, the Texas Action is currently adjourned.

11.3	Class Action Complaints

11.3.1.	Class Action Complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 5 (b)), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits in various courts in the USA alleging violations of the anti-fraud provisions of the Securities Exchange Act of 1934. The Company, the former officers, directors and former auditors of the Company, Maytas Infra Limited and some of its directors, Maytas Properties Limited and some of its directors are named as defendants in these lawsuits. The lawsuits were consolidated into a single action (the ‘Class Action’) in the United States District Court for the Southern District of New York (the ‘Court’).

The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

11.3.2.	On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who purchased the Company’s ADS or common stock (prior to the aforementioned letter by the erstwhile Chairman of the Company) and who sold their ADS or common stock after the confession, filed a complaint against the Company, its former auditors and certain other individuals (the ‘Action’) on grounds substantially similar to those contained in the Class Action Complaint mentioned above. The Action, which has been brought as an individual action, was filed after the consolidation of various class action lawsuits. The complaint filed in the Action alleges that the losses suffered by the twenty investors, for which recovery is sought, is over USD 68 Million.

11.3.3.	Consolidation of Class Action Complaint and the Action

The Action was transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuits, the outcome of which is not determinable at this stage.

11.4	SEC proceedings

The Division of Enforcement (‘Division’) of the SEC is conducting a formal investigation into misstatements in the Company’s financial statements predating January 7, 2009, the date of self-disclosure of financial irregularities by the erstwhile Chairman. The Company is cooperating fully with the investigation. On September 17, 2009, the Company received a ‘Wells Notice’ from the Division, which was a notification advising the Company that the Division had tentatively concluded that it would recommend to the Commissioners of the SEC that it files a civil suit against the Company, alleging fraud and other violations, and seeking permanent injunctions and monetary relief. As of date, the SEC has not made a determination regarding any staff recommendation in this matter. The outcome of this matter is not determinable at this stage.

11.5	Income tax matters

11.5.1.	FY 2001-2002 to 2005-2006

Consequent to the letter of the erstwhile Chairman (Refer Note 5 (b)), the Income Tax department (IT Department) conducted certain enquiries and passed rectification orders under Section 154 of the IT Act, disallowing part of the claim made by the Company towards foreign tax credits which were earlier allowed in the assessments for the FY 2002-03 to 2005-06, resulting in a demand of Rs. 2,358 Million. The Company has filed appeals before the Commissioner of Income Tax (Appeals) [CIT (A)] against the rectification orders, contending that the past assessments should be rectified only after taking into account all the facts and circumstances of the case, after excluding the fictitious sales and non-existent income wrongly offered to tax earlier, and after arriving at the correct taxable income of the Company. CIT (A) disposed off the appeals against the Company and the Company has filed an appeal before the Income Tax Appellate Tribunal, (ITAT) Hyderabad challenging the order passed by the CIT (A).

The Company also received demands from income tax authorities for Rs. 677 Million for 2001-02, 2004-05 and 2005-06 in the normal course of assessment against which the Company has filed an appeal before CIT (A). The CIT (A) has allowed Company’s appeal which will result in the demand being reduced to NIL. The CIT (A) has, however, rejected the additional grounds regarding computation of income. The Company is in the process of filing further appeals before the ITAT.

11.5.2.	FY 2006-07 and 2007-08

Based on the information available with the Company and the reports of the investigating agencies, the Company filed revised returns of income for the FY 2006-07 and 2007-08, within the time stipulated under the IT Act, duly adjusting the fictitious sales and non-existent interest wrongly offered to tax in the original return of income filed by the Company. The Assessing Officer, however, rejected the revised returns filed.

In this regard, with respect to FY 2006-07 a total demand of Rs.812 Million and for FY 2007-08 a total demand of Rs. 1,728 Million have been raised against the Company. The Company has filed an appeal against the above said rejection of its revised returns.
The Company has filed a petition with Central Board of Direct Taxes (CBDT) seeking holistic consideration of various issues arising out of circumstances and grant relief to the Company.

11.5.3.	Provision for tax

The Company is carrying a total amount of Rs.4,371 Million (net of payments) as at March 31, 2009 and Rs. 3,686 Million (net of payments)as at March 31, 2010 towards provision for taxation which was made on the basis of the past financial statements. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, consequent uncertainties regarding the outcome of this matter and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the balance of tax provision outstanding as at the date of statement of assets and liabilities.

11.6	Management’s assessment of contingencies/claims

The amounts disclosed under contingencies/claims represent the best possible estimates arrived at on the basis of the available information. Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigations mentioned above in which the Company is involved and the inherent uncertainty in predicting future settlements and judicial decisions, the Company cannot estimate a range of possible losses. However, excluding the liability, if any, arising from the class action suits as mentioned in Note 11.3 above for which the outcome is not determinable at this stage, the Company has made appropriate provision in respect of litigations and claims where losses are probable and the outcome of the litigation/ claim can be estimated and measured reliably, as part of the contingency provision as at March 31, 2009 and March 31, 2010.

12.	Regulatory non-compliances/breaches

The Company has identified certain non-compliances/breaches of various laws and regulations including, but not limited to the Companies Act, 1956 (the Act), Securities and Exchange Board of India Act, 1992, Foreign Exchange Management Act (FEMA), 1999, guidelines prescribed by the Reserve Bank of India (RBI) and IT Act. The Company is proposing to make an application to the appropriate authorities, where applicable, for condoning these non-compliances and breaches relatable to the Company. The possible impact of these non-compliances and breaches in the event the Company’s condonation requests, where applicable, are not granted has not been determined or recognised in the financial statements.

13.	Financial reporting process

Refer Note 16 and 17 with respect to internal control matters

13.1	Non-availability of documents/information

As stated in Notes 10.2 and 10.8, certain documents/information could not be either located or were unavailable to substantiate the transactions and for the purpose of preparation of the financial results by the Management. Some of these documents relate to the areas of revenue, expenses, fixed assets, current assets and current liabilities and include documents pertaining to the period prior to April 1, 2008.

In the absence of such documents/information, adjustments required in respect of the opening balances as at April 1, 2008 including the adjustments consequent to the assessment of consistent application of accounting policies have been carried out to the extent feasible by the Management, based on available alternate evidences/information.

13.2	Reconciliations

With respect to some of the key business processes like revenues, expenses, payroll, fixed assets, etc., the Company uses various sub-systems, the output from which, is being used for accounting in the financial package maintained by the Company. Within the financial package, there are also sub-ledgers and general ledgers. In this respect, certain reconciliations between the sub-systems/sub-ledgers and the general ledgers could not be performed completely due to non-availability of all the required information. Further, there are certain differences between the sub systems which provide the inputs to the main sub system, which is ultimately interfaced to the General Ledger, for which complete details are not available.

Consequently, adjustments arising on account of these reconciliations have been carried out to the extent feasible by the Management, based on the available information. Based on the same, the Company has identified certain transactions amounting to Rs. 27 Million (net debit) and Rs. 47 Million (net debit) for the years ended 31 March, 2009 and 31 March, 2010 respectively, for which the complete details are not available and hence, these amounts have been treated “Unexplained Differences Suspense Account (Net)” in the statement of assets and liabilities and the Management has provided for the unreconciled net amount of Rs. 27 Million and Rs. 47 Million as at March 31, 2009 and March 31, 2010 respectively, on grounds of prudence.

13.3	Confirmation of balances/other details

As part of the year end financial reporting and closure process, requests for confirmation of balances/other details were sent out to various parties including banks, customers, vendors, employees, landlords, others etc for confirming the year end balances/other details. However, confirmations could not be sent out to some of the parties consequent to non-availability of complete records/ addresses relating to these parties. The responses received from the parties reflected under various captions of statement of assets and liabilities (sundry debtors, current liabilities and loans and advances) was minimal compared to the overall number of confirmations sent out in spite of follow-up by the Company.

With respect to the cases where the confirmation responses were received, reconciliations have been performed based on the information available with the Company and necessary adjustments have been carried out in the financial results.

With respect to the cases where the balances/other details were not confirmed by the parties, necessary adjustments including provision for debtors, provision for advances, provision for expenses have been carried out in the financial results based on the information available with the Management.

13.4	Risks and uncertainties

There are risks and uncertainties relevant to the Company’s financial condition, results of operations and liquidity positions that may affect future performance, as explained in Notes 10.2, 11 and 12.

13.5	Management’s assessment on financial reporting

Based on the assessment of the above and the information available with the Management at this stage and the corrective actions taken, the Management believes that these financial results, read with the notes thereon, do not contain any material misstatements/omissions, in respect of the above.

14.	Exceptional Items

The exceptional items (expenditure) are stated as under

	(Rs. In Million)
	Year Ended	Year Ended
Particulars	March 31, 2010	March 31, 2009
Expenses related to restructuring / right sizing	934	—
Expenses related to forensic investigation and litigation support	1,068	832
Provision for Doubtful Debts, Advances, Impairment of Assets	—	4,191
Erosion in Value of Assets in Subsidiaries	2,167	7,719
Provision for Contingencies	—	4,750
Prior Period Items (Refer Note 10.3.(iii) and 10.4)	—	62,428
Total	4,169	79,920
15.	Previous period financial results

Due to events specified in Note 5 (b) and 10.7 (ii), the comparative financial results for the year ended March 31, 2008 including the related notes and other disclosures, to the extent made, are as per the published numbers (duly converting the amounts in “Crores” to amounts in “Million” and making the required rounding off adjustments) as reported upon by the former statutory auditors vide their report dated April 21, 2008 and as adopted by the shareholders.

In addition, the information pertaining to the year March 31, 2008 has not been reclassified and represented in line with the current year presentation for the reasons stated above.

Information relating to the year March 31, 2008 has been provided only for the purpose of statutory requirements and the same cannot be used for any comparison purposes or otherwise in view of the reasons mentioned above and in Note 10.
Additional notes to financial results for the year ended March 31, 2009
16.	Internal control matters

Subsequent to the letter by the erstwhile Chairman and change in control of the Management of the Company, the current Management evaluated the effectiveness of the Company’s internal control over financial reporting and identified several deficiencies. Pursuant to such evaluation, the Management has concluded that as at March 31, 2009, the Company’s internal controls over financial reporting were not effective at a reasonable assurance level.

Some of the key findings of the internal control evaluation exercise were:
•	The Company did not maintain an effective control environment at the entity level

•	The risk oversight function that existed lacked enterprise-wide coordination, senior Management commitment, and an effective approach to performing entity-wide risk assessment

•	Deficiencies in internal audit adversely affected the ability to identify control weaknesses

•	IT general and application controls were ineffective and there was unrestricted access to critical IT systems/folders

•	There were multiple non-integrated software platforms used for financial reporting and there was no process of reconciliation between various systems including payroll systems

•	There were unexplained / unreconciled differences between the sub-systems / sub-ledger and the general ledger

•	The Company did not maintain an effective, timely and accurate financial closing and reporting process

•	Deficiencies in the process for revenue recognition and receivables Management

•	Absence of effective customer confirmation, bank balance confirmation, bank reconciliation procedures by the Company during the course of the year

•	Physical verification of fixed assets was not conducted at regular intervals and the fixed assets register was not updated. Capitalisation of fixed assets done without evidence of approval by respective departments.
The control deficiencies mentioned above may not be exhaustive and are based on the assessment that the current Management was able to subsequently make regarding the control environment at the Company for the year ended and as at March 31, 2009.

The current Management, for the purpose of ensuring appropriate controls over the financial reporting process and the preparation of the financial results, has implemented specific procedures like manual reconciliations between the various sub-systems/sub-ledgers and the general ledger, requests for various balance confirmations as part of the year end closure process, confirmation of the department wise financial details by the business leaders, preparation and review of proper bank reconciliation statements, review of the revenue recognition policies and procedures, preparation and review of schedules for key account balances, implementing proper approval mechanisms, closer monitoring of the financial closure process etc.
Additional notes to financial results for the year ended March 31, 2010
17.	Internal control matters

Post the strategic investment, Venturbay appointed its nominees on the Board of the Company in the month of June 2009. Subsequently, the Company took various steps including induction of some senior managerial personnel into the Company. The new Management then evaluated the internal control situation existing in the Company and identified various internal control deficiencies and weaknesses. Pursuant to such evaluation, the Company concluded that for the year ended March 31, 2009, the internal controls and procedures of the Company were not effective at reasonable assurance level and reported the same in its annual accounts pertaining to the financial year ended March 31, 2009. While the Company under the new Management took several steps during the year to mitigate some of the identified internal control deficiencies and weaknesses, other identified internal control weaknesses and deficiencies continued during the financial year ended March 31, 2010 as well. Some of the key findings of the internal control evaluation exercise and the remediation action taken by the new Management relating to the financial year ended March 31, 2010 were:
•	For part of the year, the Company did not maintain an effective control environment at the entity level; The new Management took steps to:
-	Formed a new Audit Committee consisting of the two Government nominated Directors and the two independent Directors. One of the Government nominated Directors is the Chairman of the Audit Committee. During the year, the Audit Committee reviewed and modified the Audit Committee Charter.

-	Revised the Code of Ethical Business Conduct (CEBC), including the whistle blower policy.

-	Nominated a Corporate Ombudsman to monitor the implementation of the CEBC, including the whistle blower policy.

-	Initiated a review of compensation policy, performance management system, sales incentive policy, recruitment policy, travel policy etc.

•	For part of the year, the risk oversight function lacked enterprise-wide coordination, and an effective approach to performing entity-wide risk assessment. The Board formulated an entity wide risk management policy.

•	For part of the year the deficiencies in Internal Audit continued and adversely affected the ability to identify control weaknesses. The new Management strengthened the Internal Audit function by appointing a reputed and independent external agency as its Internal Auditor.

•	During the year, some of the earlier identified control deficiencies and weaknesses continued. The Company has not discontinued the use multiple non-integrated software platforms for financial reporting. There are unexplained/unreconciled balances between sub-system/sub-ledgers and the general ledger. Deficiencies in the process of revenue recognition and receivables management as well as in IT general and application controls and in the financial closing and reporting process continue. The customer/vendor confirmation process was also not effective.
The new Management, for the purpose of ensuring appropriate controls over the financial reporting process and the preparation of the financial statements for the year ended March 31, 2010, has implemented specific procedures like manual reconciliations between the various sub-systems/sub-ledgers and the general ledger, requests for various balance confirmations as part of the year end closure process, confirmation of the department wise financial details by the business leaders, preparation and review of proper bank reconciliation statements, review of the revenue recognition policies and procedures, preparation and review of schedules for key account balances, implementing proper approval mechanisms, closer monitoring of the financial closure process etc.

In addition, physical verification of fixed assets was conducted by the new Management through an external consultant and the deficiencies that were noticed were appropriately dealt with in the books.

18.	Qualifications in the audit report
The qualifications made by the auditors in their audit report for the year ended March 31, 2009 and March 31, 2010 are set out as under
18.1	Inability to comment whether any adjustments/disclosures may become necessary as a result of further findings of the ongoing investigations by the regulatory authorities and the consequent impact, if any, on the financial statements.

18.2	Inability to comment on the accounting treatment/disclosure of the unidentified amounts aggregating Rs. 11,394 Million accounted under “Unexplained Differences Suspense Account (Net)” and fully provided in the financial statements.

18.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to Rs. 12,304 Million (net) and non accounting of any damages / compensation in respect thereof in the financial statements.

18.4	Inability to comment on the consequential impact, if any, in relation to class action suits the outcome of which is not determinable at this stage

18.5	Inability to determine the additional impact, if any, in respect of amounts remaining as unreconciled with respect to the sub-systems and sub-ledgers and the general ledgers due to non availability of all the required information.

18.6	Non receipt/ non availability of confirmations in respect of certain balances reflected under sundry debtors, loans and advances, current liabilities, etc.

18.7	Non compliance with AS-19 Leases with respect to the vehicles provided to the employees of the Company.

18.8	Non maintenance of proper records of inventories and non — disclosure of quantitative details relating to purchase and sale of hardware equipments and other items as required under Schedule VI of the Act.

18.9	Inability to determine the additional impact, if any, in view of accounting for certain transactions/making the required disclosure related to the same based on and to the extent of the information available with the Company with respect to -
a.	Adjustment of unapplied receipts against sundry debtors, classification of sundry debtors and provisioning for doubtful debts

b.	Accounting for contracts under percentage of completion method and unbilled revenue

c.	Accounting for multiple deliverables elements, hardware equipments and other items etc..

d.	Accounting for unearned revenue.

e.	Accounting for reimbursements/recoveries from customers.
18.10	Uncertainties attached to various litigations, tax disputes and tax demands resulting in their inability to comment on the adequacy or otherwise of the provision for taxation carried in the books of account.

18.11	Completeness and correctness of the disclosures made for geographical segments in the consolidated financial statements pursuant to AS-17 Segment Reporting could not be ensured in the absence of complete information.

18.12	Non updation of quantitative details, asset description, etc. in the Fixed Assets Register. Non-maintenance of complete records relating to fixed assets situated at the overseas branches.

18.13	No physical verification of inventory by the Management

18.14	No proper records maintained of inventories pertaining to the year

18.15	Company is irregular in depositing undisputed statutory dues and there were significant delays in remittance.

18.16	Undisputed amounts remaining as outstanding for more than 6 months as at the year end with respect to TDS, overseas Tax etc.

18.17	For FY 2008-09, inability to comment on the cash losses of the immediately preceding year (FY 2007-2008) and for FY 2009-10, inability to comment on the cash losses for the year due to various qualifications.

18.18	No adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventory and fixed assets and sale of goods and services. Further, several major weaknesses in such internal control system were observed.
Additional qualifications made by the auditors in their audit report for the year ended March 31, 2009 are set out as under
18.19	Declaration of interim dividend without having adequate profits and non compliance of the provisions of the Companies (Transfer of Profits to Reserves Rules), 1975.

18.20	Non availability of documents/information for the periods prior to April 1, 2008 and their inability to perform some of the required auditing procedures on the opening balances and their inability to assess consistent application of the accounting policies with that of the preceeding period.

18.21	Non compliance with AS-3 Cash Flow Statement for classification of a part of “Amount pending investigation Suspense Account (Net)”

18.22	Inability to comment on the completeness of identification of parties covered under Section 301/370(1B) of the Act, firms/ private limited companies in which a Director of the Company is a member / partner, the non-scheduled bank where a Director of the Company is interested and related parties as per AS-18.

18.23	Non-comparable numbers pertaining to the previous year ended March 31, 2008 disclosed in the financial statements only for the purpose of statutory requirements

18.24	No physical verification of fixed assets by the Management during FY 2008-09

18.25	Non availability of the original Section 301 Register for the period from April 1, 2008 to December 31, 2008 since the same was seized by the IT department.

18.26	No internal audit system commensurate with the size and nature of business of the Company during FY 2008-09.

18.27	Various adjustments done in the consolidated financial statements based on the position as at March 31, 2009, in the absence of all the required details relating to the consolidated financials for the prior periods and the consequential effects thereof on the financial statements for the year ended March 31, 2009.

19.	Responses to Auditors’ qualification

19.1	With regard to the Auditors’ qualification in Note 18.1 above, refer assessment of the Management in Note 10.9.

19.2	With regard to the Auditors’ qualification in Note 18.2 above, refer to Note 10.3 (ii) (a) to (c) which specifies the nature, amount and accounting treatment for the same.

19.3	With regard to the Auditors’ qualifications in Notes 18.3 and 18.21 above, refer Note 10.3(ii)(d) and 11.1 for details.

19.4	With regard to the Auditors’ qualification in Note 18.4 above, based on the legal advice, the Company is contesting the above lawsuits, the outcome of which is not determinable at this stage. Also refer to Note 11.3. Appropriate adjustments/disclosures will be made in the period in which Management is able to estimate the outcome of the class action suits.

19.5	With regard to the Auditors’ qualification in Note 18.5 above, refer Note 13.2.

19.6	With regard to the Auditors’ qualification in Notes 18.6 above, refer Note 13.3 and the Management’s assessments under Note 13.5.

19.7	With regard to the Auditors’ qualification in Note 18.7, the net book values of the vehicles provided to employees under the Associate Car Purchase Scheme as at March 31, 2009 and March 31, 2010 are Rs. 382 Million and Rs. 188 Million, respectively. Of this, net book value aggregating Rs. 329 Million was as at March 31, 2008. The net book value of the Company on a standalone basis of the total assets as at March 31, 2009 and March 31, 2010 are Rs. 7,509 Million and Rs. 5,330 Million, respectively. The Associate Car Purchase Scheme was discontinued in FY 2010-11.

19.8	With regard to the Auditors’ qualification in Note 18.8, the Management has made disclosures based on available information.

19.9	With regard to the Auditors’ qualifications in Notes 18.9, 18.13 and 18.14 the Company has accounted for these transactions based on and to the extent of the information available / compiled.

19.10	With regard to the Auditors’ qualifications in Notes 18.10, 18.15 refer to Management assessment of such contingencies and claims in Notes 11.6 and 12. Further, with regard to the Auditors’ qualifications in Notes 18.15 and 18.16 the Company is taking steps to ensure regular deposit of statutory dues.

19.11	With regard to Auditors’ qualification in Note 18.11, the Management has disclosed the segment information based on the available information.

19.12	In respect of Auditors’ qualifications in Notes 18.12 and 18.24 subsequent to the year end the Company has conducted a physical verification of a substantial part of its fixed assets using the services of an external consultant, the net impact of which is Rs. 2 Million which has been written off in the financial results of FY 2009-2010. Also refer Note 16 and 17 with respect to the internal control deficiencies and the procedures initiated.

19.13	With regard to Auditors’ qualification in Note 18.17, for FY 2008-09 refer Note 15 and for FY 2009- 10 refer the Management responses for various audit qualifications.

19.14	In respect of Auditors’ qualification in Note 18.18 refer Notes 16 and 17.

19.15	In respect of the Auditors’ qualification in Note 18.19, for the FY 2008-09, the Company declared and paid an amount of Rs. 674 Million as interim dividend based on the approval obtained from the erstwhile Board of Directors of the Company vide their resolution dated October 17, 2008. As the

Company has incurred losses in FY 2008-09, there were no profits for the purpose of declaring dividend and, hence, there is a non-compliance of Section 205 of the Act. Refer to Note 12.

19.16	With regard to the Auditors’ qualification in Note 18.20 above, refer to Note 13.1.

19.17	In respect of the Auditors’ qualification in Note 18.22, the identification of parties covered under Section 301 / 370 (1B) of the Act, firms/ private limited companies in which a Director is a member / partner, the non-scheduled bank where a Director of the Company is interested and related parties under AS 18 (the parties) have been done by the Management to the extent of the information available with the Company. Management has identified the parties based on information disclosed to the Company. However, there may be additional parties whose relationship would not have been disclosed to the Company and, hence, not known to the Management. Pursuant to the strategic investment by Venturbay, the new Management has identified the parties as applicable to the Company for the year ended 2009-2010.

19.18	With regard to the Auditors’ qualification in Note 18.23, refer to Note 15.

19.19	With regard to the Auditors’ qualification in Note 18.25 refer Notes 10.2 and 10.8

19.20	With regard to the Auditors’ qualification in Note 18.26, the Management, during FY 2009-2010, has engaged an external agency to perform the internal audit of the various processes of the Company. Also refer Note 17.

19.21	With regard to Auditors’ qualification in Note 18.27, the Management has carried out the necessary adjustments based on the available information.

20.	Consolidation Adjustment Account (Net)

As at March 31, 2008, the Company’s consolidated financial statements contained amounts for which complete details were not available. Based on the information available with Management, these may pertain to prior acquisitions. In the absence of full details these have been transferred to the “Consolidation Adjustment Account” as at March 31, 2009, the details of which are given below:

Particulars	Rs. In Million
Transfer from Capital Reserve	7,685
Transfer from General Reserve	42
Transfer to Securities Premium Account	(109)
Transfer to Accumulated Profit and Loss Account	(7,552)
Others	(66)
Total (Net)	—
21.	The Company has, based on legal advice, treated its investment in Satyam Venture Engineering Services Private Limited (‘SVES’) as investments in subsidiary with effect from June 26, 2008, being the date of appointment of nominee directors of the Company (date from which the Company obtained control of the composition of the board of directors ) in the Board of SVES.

22.	C&S System Technology Private Limited (formerly CA Satyam ASP Private Limited) (‘CA Satyam’) ceased to be a joint venture from September 25, 2008, consequent to the acquisition of the balance 50% equity held earlier by CA Inc in CA Satyam, subsequent to which it became a wholly owned subsidiary of the Company.

23.	Acquisitions during the year FY 09

23.1	During the FY 2008-09, 100% of equity shares in S&V Management Consultant NV, Belgium (“S&V”) were acquired through one of the subsidiaries (Nitor Global Solutions Limited (“Nitor”)) for a total consideration of EUR 22.50 Million.

23.2	100% of the Membership Interest acquired in Bridge Strategy Group LLC, Limited Liability Company, limited by Membership Interest for a consideration of USD 35 Million.

23.3	Investment of Rs. 1 Million in a new subsidiary incorporated in Belgium, namely, Satyam Computer Services Belgium BVBA (“Satyam Belgium”).

24.	Segment Reporting:

			(Rs. In Million)
				Year ended
			Year ended	March 31,
		Year ended	March 31,	2008 “As
		March 31, 2010	2009	Published” (Refer
Sl.	Particulars	Audited	Audited	Note 15)
1	Segment revenue
	Information technology services	53,861	87,003	82,938
	BPO	1,059	1,879	2,428
	Total	54,920	88,882	85,366
	Less: Inter segment revenue	110	756	631
	Net Sales / Income from operations	54,810	88,126	84,735
2	Segment profit /(loss) before tax, interest and depreciation
	Information technology services	577	(3,608)	16,872
	BPO	(153)	(1,626)	(160)
	Total	424	(5,234)	16,712
	Less : (i) Interest	329	621	202
	(ii) Other Un-allocable expenditure	1,112	74,301	(2,673)
	Total profit / (loss) before tax	(1,017)	(80,156)	19,183

3	Capital employed
	Information technology services	22,788	22,696
	BPO	443	605
Notes on Segment information:
The Group evaluates operating segments based on the following two business groups:
a)	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.

b)	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
25. The audited standalone financial results for the FY 2008-09 and 2009-10 are available in the Company’s website www.mahindrasatyam.com .

For and on behalf of the Board of Directors
Sd/-

Place: Hyderabad	Vineet Nayyar
Date: September 29, 2010	Chairman

Standalone Audited Financial Results for the years ended March 31, 2009 and March 31, 2010

			(Rs. in Million)
		Year ended	Year ended	Year ended
		March 31,	March 31,	March 31, 2008.
Sl.		2010	2009	“As Published”
No	Particulars	Audited	Audited	(Refer Note 15)
1.	(a) Income from Operations	51,005	84,062	81,373
	(b) Other Operating Income	—	—
2.	Expenditure
	Employee Cost	36,648	56,548	50,456
	Operating and Administration Expenses	9,560	24,037	12,633
	Depreciation	1,908	2,972	1,379
	Others	—	—	—
	Total	48,116	83,557	64,468
3	Profit / (Loss) from Operations before Other Income, Interest & Exceptional Items (1-2)	2,889	505	16,905
4.	Other Income	984	617	2,572
5.	Profit / (Loss) before Interest & Exceptional Items (3+4)	3,873	1,122	19,477
6.	Interest and financing charges	254	390	59
7.	Profit/ (Loss) after Interest but before Exceptional Items (5-6)	3,619	732	19,418
8.	Exceptional Items (Refer Note 14)	4,169	78,553	—
9.	Profit / (Loss) from Ordinary Activities before Tax (7-8)	(550)	(77,821)	19,418
10.	Tax Expense	162	1,531	2,261
11.	Net Profit / (Loss) from Ordinary Activities after Tax (9-10)	(712)	(79,352)	17,157
12.	Extraordinary Item	—	—	—
13.	Net Profit / (Loss) for the year (11-12)	(712)	(79,352)	17,157
14.	Paid-up Equity Share Capital (Face Value of Rs. 2/- per Share)	2,352	1,348	1,341
15.	Reserve excluding Revaluation Reserves	20,617	(6,571)	72,217
16.	Earnings Per Share (EPS) (Face value of Rs. 2/- per Share)	(0.65)	(117.91)	25.66
	- Basic (in Rs.)	(0.65)	(117.91)	25.12
	- Diluted (in Rs.)
	Public Shareholding*
17.	- Number of Shares	543,361,290	586,050,722	481,399,447
	- Percentage of Shareholding	46.19	86.96	71.80
18.	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered	—	—
	- Number of Shares
	- Percentage of Shares (as a % of the total shareholding of promoter and Promoter Group)
	- Percentage of Shares (as a % of the total share capital of the Company)
	b) Non – encumbered		—
	- Number of Shares	501,843,740
	- Percentage of Shares (as a % of the total shareholding of the Promoter and Promoter group)	100
	- Percentage of Shares (as a % of the total share capital of the company)	42.67
Notes:
1.	The audited standalone financial statements for the financial years ended on March 31, 2009 and March 31, 2010 have been approved by the Board of Directors in its meeting held on September 29, 2010.

2.	The qualifications of the Auditors’ of the Company in their audit reports for FY 2008-09 and FY 2009-10 and the Management responses thereon may be read as reported under consolidated financial results.

3.	For other significant matters refer Notes 1-17 as reported under consolidated financial results

4.	Exceptional Items

The exceptional items (expenditure) are stated as under

	(Rs. In Million)
	Year Ended	Year Ended
Particulars	March 31, 2010	March 31, 2009
Expenses related to restructuring / right sizing	934	—
Expenses related to forensic investigation and litigation support	1,068	832
Provision for Doubtful Debts, Advances, Impairment of Assets	—	3,393
Provision for impairment losses in subsidiaries	2,167	7,150
Provision for Contingencies	—	4,750
Prior Period Items (Refer Note 10.3.(iii) and 10.4)	—	62,428
Total	4,169	78,553

For and on behalf of the Board of Directors

Sd/-

Place: Hyderabad	Vineet Nayyar
Date: September 29, 2010	Chairman